The Marsico Investment Fund

1200 17th Street, Suite 1600

Denver, Colorado 80202

June 28, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Delaying Amendment for The Marsico Investment Fund (“Registrant”) Delaying Amendment on behalf of the Marsico Global Fund for Registration Statement on Form N-14 (File No. 333-225357)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (“Securities Act”), the Registrant is hereby filing a delaying amendment with respect to its registration statement on Form N-14 (“Registration Statement”) relating to the reorganization of the Marsico Flexible Capital Fund, a series of the Registrant, with and into the Marsico Global Fund, another series of the Registrant. The Registration Statement was filed with the U.S. Securities and Exchange Commission (“SEC”) on June 1, 2018 (Accession Number 0001398344-18-008417), pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Denver and State of Colorado on the 28th day of June, 2018.

No fees are required in connection with this filing. If you have any questions or comments relating to this delaying amendment, please call Anthony H. Zacharski, counsel to the Registrant, at (860) 524-3937.

Sincerely,

/s/ Thomas F. Marsico

Thomas F. Marsico

President and Chief Executive Officer

cc:	Thomas M.J. Kerwin, Esq.

Anthony H. Zacharski, Esq.